EXHIBIT 99.1

Equinox Gold Announces Redemption of its Outstanding 4.75% Convertible Senior Notes Due October 2028

VANCOUVER, British Columbia, Sept. 21, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) announces that it has elected to exercise its right to redeem all of its outstanding $172.5 million aggregate principal amount of 4.75% Convertible Senior Notes due October 15, 2028 (the “Notes”) (CUSIP No. 29446YAC0). All dollar amounts are in United States dollars.

The Notes were issued pursuant to an indenture dated as of September 21, 2023 (the “Indenture”) between the Company and Computershare Trust Company, N.A., as trustee. In accordance with the terms of the Indenture, on October 20, 2026 (the “Redemption Date”), the Company will redeem all Notes that have not been converted prior to 5:00 p.m., New York City time on October 19, 2026 (the “Conversion Deadline”).

Redemption Process

The redemption price for each Note will equal 100% of its outstanding principal amount, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date (the “Redemption Price”). For each $1,000 principal amount of Notes, the Redemption Price will be equal to approximately $1,000.66. On the Redemption Date, the Redemption Price will become due and payable, and interest on the Notes will cease to accrue.

For all Notes in book-entry form, payment of the Redemption Price will be made through the facilities of the Depository Trust Company (“DTC”), and all such redeemed Notes will be surrendered for payment of the Redemption Price in accordance with the applicable rules and procedures of the DTC. The paying agent is Computershare Trust Company, N.A., and the address of the paying agent for delivery of any Notes in certificated form is Computershare Trust Company, N.A., 1505 Energy Park Drive, St. Paul, MN, USA 55108, Attention: Corporate Trust Operations.

Right to Convert the Notes

Holders of the Notes may convert all or any portion of their Notes (in a principal amount that is an integral multiple of $1,000) at any time prior to 5:00 p.m., New York City time on October 19, 2026 or, if the Company fails to pay the Redemption Price on the Redemption Date, until the date on which the Redemption Price is paid. To convert any Note, the holder must comply with the applicable rules and procedures of the DTC. As of September 18, 2026, the conversion rate under the Indenture is 158.7302 common shares of the Company (the “Common Shares”) per $1,000 principal amount of Notes. Such conversion rate will be adjusted to 165.0732 for any converting holder, representing a conversion price of approximately $6.0579, after giving effect to the applicable dividend adjustment and make-whole increase under the Indenture.

Based on this conversion rate, an aggregate of up to 28,475,124 Common Shares will be issued (representing approximately 2.44% of Common Shares outstanding) if all the Notes are converted.

This press release shall not constitute a notice of redemption or a notice of the right to convert the Notes. This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Notes or as contained in this press release.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned as the new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors exposure to a diversified portfolio of gold operations, and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contacts

Etienne Morin, Chief Capital Markets Officer

Ingrid Rico, SVP Capital Markets

E: ir@equinoxgold.com
T: +1 604.260.0516

Cautionary Notes & Forward-Looking Statements

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s redemption of the Notes, including the timing of, and payment of the redemption price on, the redemption date; the period during which holders of the Notes may elect to convert their Notes; and the conversion rate and conversion price applicable to the Notes, including as adjusted in connection with the redemption notice, and the resulting number of Common Shares issuable upon conversion of the Notes. Forward-looking Information is typically identified by words such as “believe”, “will”, “grow”, “plan”, “expect”, “estimate”, “advance”, “commence”, “continue” and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on this Forward-Looking information. Forward-looking Information is based on the Company’s current expectations and assumptions. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include certain risks and uncertainties described in the section “Risk Factors” in Equinox Gold’s Management Information Circular dated June 19, 2026, and in the section “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.